UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of August, 2023

Commission File Number: 333-

Zenvia Inc.

(Exact name of registrant as specified in its charter)

 Avenida Paulista, 2300, 18th Floor, Suites 182 and 184

São Paulo, São Paulo, 01310-300

Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

Reports Q2 2023 Results

ZENVIA Reports Q2 2023 and H1 2023 Results

Strong H1 cash flow, solving the Funding Gap for 2023

Fourth consecutive quarter with positive EBITDA, and LTM EBITDA of BRL 72 million already within guidance

São Paulo, August 16, 2023 – Zenvia Inc. (NASDAQ: ZENV), the leading cloud-based CX platform in Latin America empowering companies to transform their customer journeys, today reported its operational and financial metrics for the second quarter and first half of 2023.

Cassio Bobsin, Founder & CEO of ZENVIA, said: “Our results in the second quarter of 2023 further underscore our continued effort to balance revenue growth with profitability. While the economic climate continues to adversely impact our SaaS segment, especially in the consulting business, which has a longer sales cycle, improving margins in CPaaS and a more favorable competitive landscape has helped counterbalance these headwinds. Artificial Intelligence continues to revolutionize the CX space, and we proudly stand at the forefront by implementing new AI-driven tools at a rapid pace into our platform. Our progress in the second quarter of 2023 demonstrates our adaptability and strategic foresight as we navigate this evolving market. In the upcoming quarters, we will focus on delivering key initiatives from our strategic roadmap, including structuring projects that will enable us to deepen our product bundling and cross-selling capabilities.”

Shay Chor, CFO & IRO of ZENVIA, said: “Our financial results for the second quarter of 2023 tell a story of strategic growth and calculated decision making, as we focused specifically on resolving our funding gap while managing the correct balance of revenue growth and profitability. Revenues totaled BRL 192.9 million in Q2 2023, a sequential increase of 7.7% when compared to BRL 179.0 million in Q1 2023, mainly related to recovered volumes in the CPaaS segment, particularly from large enterprise customers. We also saw increase in the SaaS revenues, excluding enterprise customers, and we are encouraged by the advancement in our profitability. In the second quarter, we delivered stronger margins across business lines, which led Gross Profit to grow over 9% YoY in the quarter and almost 23% in the first half of 2023 compared to first half of 2022. We have now delivered positive EBITDA for four quarters in a row, with EBITDA accumulated in the last twelve months already within the guidance for FY 2023. The solid EBITDA in Q1 and Q2, combined with stricter treasury policies generated a solid cashflow in the first half of 2023, solving our funding gap for the year.”

Key Financial Metrics	Q2 2023	Q2 2022	YoY	H1 2023	H1 2022	YoY
Total Active Customers(1)	13,406	14,740	(9.1)%	13,406	14,740	(9.1)%
Revenue (BRL MM)	192.9	203.9	(5.4)%	372.0	401.5	(7.4)%
Gross Profit (BRL MM)	71.1	66.0	7.7%	150.1	125.5	19.6%
Gross Margin	36.9%	32.4%	4.5 p.p.	40.3%	31.3%	9.0 p.p.
Non-GAAP Gross Profit (BRL MM)(2)	84.0	77.0	9.1%	176.5	143.8	22.7%
Non-GAAP Gross Margin (3)	43.5%	37.8%	5.8 p.p.	47.4%	35.8%	11.6 p.p.
Loss of the Period (BRL MM)]	(14.1)	(32.0)	(55.9)%	(17.8)	(53.0)	(66.5)%
Operating Loss (EBIT) (BRL MM)	(6.0)	(34.0)	(82.5)%	(2.1)	(58.2)	(96.3)%
EBITDA(4) (BRL MM)	15.2	(15.3)	n.m	39.2	(24.7)	n/m
Normalized EBITDA(5) (BRL MM)	15.2	(1.8)	n.m	39.2	(9.5)	n/m
Cash Balance as of the end of the period (BRL MM)	142.6	120.2	18.7%	142.6	120.2	18.7%
Net cash flow from (used in) operating activities (BRL MM)	32.8	29.8	9.8%	132.6	13.4	887.7%
Non-GAAP Operating Cash Flow(6) (BRL MM)	23.2	24.9	(6.8)%	118.5	8.5	1294.1%

(1)	We define an Active Customer as an account (based on a corporate taxpayer registration number) at the end of any period that was the source of any amount of revenue for us in the preceding three months. We classify a customer from which we generated no revenue in the preceding three months as an Inactive Customer.
(2)	For a reconciliation of our Non-GAAP Gross Profit to Gross Profit, see Selected Financial Data section below.
(3)	We calculate Non-GAAP Gross Margin as Non-GAAP Gross Profit divided by revenue.
(4)	For a reconciliation of our EBITDA to Loss for the Period, see Selected Financial Data section below.
(5)	For a reconciliation of our Normalized EBITDA to Loss for the Period, see Selected Financial Data section below.
(6)	For a reconciliation of our Non-GAAP Operating Cash Flow to Net Cash Flow From (Used In) Operating Activities, see Selected Financial Data section below.

Platform for unified end-to-end customer experience

Reports Q2 2023 Results

Financial Highlights Q2 2023

●        Revenues totaled BRL 192.9 million, up 7.7% when compared to BRL 179.0 million in Q1 2023 mainly from recovered SMS volumes with certain customers in CPaaS.

●        Solid Non-GAAP Gross Profit of BRL 84.0 million, up 9.1% YoY, with Non-GAAP Gross Margin expanding 5.8 p.p. to 43.5% due to stronger margins across all segments.

●        Total number of active customers reached 13.4k, comprised of 6.9k from SaaS and 7.1k from CPaaS.

●        EBITDA was positive BRL 15.2 million, up from negative BRL 15.3 million YoY

Financial Highlights H1 2023

●        Revenue down 7.4% YoY to BRL 372.0 million due to lower SMS volumes

●        Strong Non-GAAP Gross Profit of BRL 176.5 million, up 22.7% YoY, with Non-GAAP Gross Margin expanding 11.6 p.p. to 47.4%

●        EBITDA evolved to positive BRL 39.2 million in H1 2023 from negative BRL 24.7 million in H1 2022 – an increase of BRL 63.9 million

Our Segments

We report Revenue and Non-GAAP Gross Profit broken down by SaaS and CPaaS. We believe this is the best way for all stakeholders to understand our business and growth levers.

SaaS Business

SaaS Key Operational & Financial Metrics	Q2 2023	Q2 2022	YoY	H1 2023	H1 2022	YoY
Total Active Customers(1)	6,888	6,593	4.5%	6,888	6,593	4.5%
Revenue (BRL MM)	67.5	64.3	5.0%	136.0	114.8	18.5%
Gross Profit (BRL MM)	29.1	30.3	(3.9)%	62.1	52.6	18.1%
Gross Margin	43.2%	47.2%	(3.9) p.p	45.6%	45.8%	(0.2) p.p
Non-GAAP Gross Profit (BRL MM)(2)	42.0	41.3	1.7%	88.4	70.9	24.6%
Non-GAAP Gross Margin(3)	62.2%	64.2%	(2.0) p.p	65.0%	61.8%	3.2 p.p
Net Revenue Expansion (NRE)(4)	116%	120%	(4.0) p.p	116%	120%	(4.0) p.p

(1)	We define an Active Customer as an account (based on a corporate taxpayer registration number) at the end of any period that was the source of any amount of revenue for us in the preceding three months. We classify a customer from which we generated no revenue in the preceding three months as an Inactive Customer.
(2)	For a reconciliation of the Non-GAAP Gross Profit of our SaaS business segment to Gross Profit of our SaaS business segment, see Selected Financial Data section below.
(3)	We calculate Non-GAAP Gross Margin of our SaaS business segment as Non-GAAP Gross Profit of our SaaS business segment divided by revenue of our SaaS business segment.
(4)	We believe that SaaS Net Revenue Expansion (NRE) rate is one of the most reliable indicators of our future revenue trends, as measuring our SaaS Net Revenue Expansion (NRE) rate on revenue generated from our customers provides a more meaningful indication of the performance of our efforts to increase revenue from existing customers. In order to calculate SaaS Net Revenue Expansion (NRE) rate, we first select the cohort of customers on a prior trailing twelve months period, sum up the total revenue of these customers for the applicable twelve-month period and divide this sum by the sum of the total revenue of these same customers on the prior trailing twelve-month period.

In Q2 2023, our SaaS business Revenue went up 5.0% YoY to BRL 67.5 million, of which BRL 59.1 million was recurring-based, compared to BRL 64.3 million in Q2 2022, of which BRL 58.7 million was recurring-based. When we compare H1 2023 to H1 2022, the increase is 18.5%, mainly driven by the 116% SaaS NRE and the full consolidation of Movidesk acquisition, which was completed in May 2022. Our SaaS Annual Recurring Revenue(5) at the end of June 2023 reached BRL 236 million. While revenues in Q2 2023 decreased 1.6% when compared to BRL 68.6 million Q1 2023, we grew our Active Customer base by 6.9% from the previous quarter. This continued growth is expected to lead to revenue growth in the second half of 2023.

(5) ARR is calculated by multiplying by 12 the recurring revenue of June 2023,

Platform for unified end-to-end customer experience

Reports Q2 2023 Results

This first half of 2023 saw an increase in downsell due to uncertainties related to the macro scenario in Brazil, as well as a delay in new projects especially from large corporate clients. This negatively impacted our SaaS Net Revenue Expansion (NRE), which totaled 116% compared to 120% in Q2 2022. Despite the drop, our SaaS NRE is still at healthy levels.

In terms of our profitability metrics, the Non-GAAP Gross Profit for the quarter went up 1.7% YoY to BRL 42.0 million, from BRL 41.3 million, due to higher revenues in the SaaS Segment in the current quarter. In Q2 2023, our SaaS Non-GAAP Gross Margin was 62.2%, down 2.0 percentage point YoY. For the first half of 2023, our Non-GAAP Gross Profit went up 24.6%, mostly as a result of revenue growth and Movidesk consolidation.

We continue to explore the possibilities of Generative AI to enhance our SaaS solution portfolio, building off the integration of ChatGPT with Zenvia Attraction, which we announced in February 2023.

In May, we announced the integration of ChatGPT into our chatbot tool, which can now be trained to search through and reuse documents already created within the company, enabling a wider variety of questions to have automated answers, and opening many more doors for the future of the tool.

In June, we released Understand, a Chat GPT-3.5-based solution embedded into our customer service platform, Zenvia Service, that optimizes customer service operations with artificial intelligence. Understand empowers customer support representatives with an easy-to-use platform that delivers an automated report with quantitative analysis on customer interactions, among other AI-powered features to enhance the customer journey.

And last month, we announced Antifraud, an important new security layer in Zenvia Attraction, designed to reduce the transmission of fraudulent messages or harmful content made by users on Zenvia systems through AI detection.

SaaS Case Study: Ável

Ável Investimentos is one of the largest investment offices accredited to the XP network, providing clients with expert financial advice and exclusive products to manage and grow wealth. Like many companies in the financial sector, Ável faced the challenge of acquiring new customers and retaining its current base, and sought to overcome this challenge and improve the company’s customer experience through Zenvia’s CX platform.

Ável is a company that was born in the digital environment. As such, creating a personalized experience for their customers was of utmost importance. To do so, Zenvia delivered a bundled package of its CX platform to Ável, including Zenvia Attraction, Conversion, and chatbot to create a seamless process. Through Chatbot, Ável qualifies potential customers and verifies their interest in Ável’s services. If interested, they are included in the Zenvia Attraction funnel, where Ável sends targeted, personalized messages to its CRM base. Attraction is linked to Conversion, so multiple agents can interact with the customer base simultaneously, serving them as best as possible.

From its partnership with Zenvia, Ável’s customer retention has improved significantly, reducing churn by half from 2% to 1%, due to improved response time and overall customer experience. According to Ável, the Zenvia platform has become the main bridge to reach new clients all over Brazil, allowing the company to capture R$350 million per month in funds from its customer base, attesting to the power of Zenvia’s platform when its services are bundled and used on an integrated basis.

Platform for unified end-to-end customer experience

Reports Q2 2023 Results

CPaaS Business

CPaaS Key Operational & Financial Metrics	Q2 2023	Q2 2022	YoY	H1 2023	H1 2022	YoY
Total Active Customers(1)	7,056	8,647	(18.4)%	7,056	8,647	(18.4)%
Revenue (BRL MM)	125.5	139.6	(10.2)%	235.9	286.7	(17.7)%
Gross Profit (BRL MM)	42.0	35.7	17.5%	88.0	72.9	20.7%
Gross Margin	33.5%	25.6%	7.9 p.p	37.3%	25.4%	11.9 p.p
Non-GAAP Gross Profit (BRL MM)(2)	42.0	35.7	17.5%	88.0	72.9	20.7%
Non-GAAP Gross Margin(3)	33.5%	25.6%	7.9 p.p	37.3%	25.4%	11.9 p.p

(1)	We define an active customer as an account (based on a corporate taxpayer registration number) at the end of any period that was the source of any amount of revenue for us in the preceding three months. We classify a customer from which we generated no revenue in the preceding three months as an inactive customer.
(2)	For a reconciliation of the Non-GAAP Gross Profit of our CPaaS business segment to Gross Profit of our CPaaS business segment, see Selected Financial Data section below.
(3)	We calculate Non-GAAP Gross Margin of our CPaaS business segment as Non-GAAP Gross Profit of our CPaaS business segment divided by revenue of our CPaaS business segment.

In the CPaaS business, as explained in previous quarters, during H2 2022 we have pushed for profitability, by increasing prices, which led to lower volumes, but also to higher Non-GAAP Gross Profit. Although we understand that the results of this strategy were positive, we have decided to offer a more balanced price and service level agreement (SLA) to certain strategic large enterprise customers, leading to a strong recovery in profitable SMS volumes as well as a decrease of 8.2 percentage point in Non-GAAP Gross Margin when compared to Q1 2023.

Our CPaaS business reported a 10.2% YoY decrease in Revenue, which totaled BRL 125.5 million in Q2 2023. However, compared to Q2 2023, our net revenue increased 13.6% due to the recovery of SMS volumes, creating the foundation for growth in the H2 2023.

Our Non-GAAP Gross Profit increased 17.5% YoY to BRL 42.0 million from BRL 35.7 million, with Non-GAAP Gross Margin reaching 33.5% in Q2 2023 compared to 25.6% Q2 2022. This is a direct result of our strategy to find the correct balance between volumes and profitability, attesting to our ability to solidify the mature CPaaS business and demonstrating its potential to generate cash, which is instrumental to funding the expansion of our SaaS business.

CPaaS Case Study

CVC Brasil (B3: CVCB3) is one of the largest travel groups in Latin America, with brands that operate in Brazil, Argentina and the United States across vacation and leisure segments, corporate/business, education (cultural interexchange programs abroad), and the management and rental of residences in the US and Brazil. Prior to engaging Zenvia, CVC's promotional actions were carried out only by app push and email marketing, which was inefficient and limited the potential of the brand. With this in mind, CVC looked to Zenvia's solutions to expand the reach and engagement of campaigns, improve the customer experience and maximize all of the dynamic possibilities available.

CVC leveraged the full Zenvia platform, including SMS, RCS, WhatsApp and Chatbot solutions. While SMS is used for important messages, RCS and WhatsApp were chosen as exclusive channels for campaigns, which greatly enhance the brand's communication with the customer allowing them to receive offers in their preferred channels. In addition, CVC utilized Trusted SMS or Verified SMS to bring even more confidence and security to the customer.

Platform for unified end-to-end customer experience

Reports Q2 2023 Results

The implementation of Zenvia’s platform led to a dramatic change in CVC’s and its brands’ customer experience. Immediately after the implementation of the platform, the volume of SMS dispatches increased tenfold and campaigns began to reach 60% of the contacts in the CRM base, which has 29 million customers. The company’s previous approach reached around 5% of the CRM base. By utilizing a multichannel approach, CVC also boosted cross selling and the conversion of daily budgets in its stores.

"We are always attentive to how we can improve and Zenvia is our partner in this strategy, always supporting us with technological innovation and improving the experience for each type of action and customer. After all, as CVC is boosting its data culture, Zenvia’s platform becomes an ally, helping us to explore all possibilities for applying personalization and dynamism to our campaigns and journeys," stated Walter Arruda, CRM manager at CVC's.

Consolidated Financial Results

Revenue

Consolidated Revenue in Q2 2023 totaled BRL 192.9 million, down 5.4% YoY, mainly reflecting the 10.2% drop in CPaaS revenues related to the focus on Gross Profit generation (as explained above), which was partially offset by the 5.0% growth in the SaaS segment. When compared to Q1 2023, Revenue went up 7.7%, as a result of recovered SMS volumes with certain customers in CPaaS, coupled with a larger base of SaaS customers.

Profitability

Both SaaS and CPaaS segments contributed to the performance of our Non-GAAP Gross Profit, which increased 9.1% YoY to BRL 84.0 million, mainly reflecting the strong margin expansion in CPaaS and improved revenue mix. Non-GAAP Gross Margin went up by 5.8 p.p. to 43.5% in Q2 2023 from 37.8% in Q2 2022, due to the better mix of SaaS services coupled with the recovery of volumes with sustained margins and higher profitability in CPaaS.

EBITDA in Q2 2023 was positive BRL 15.2 million, compared to negative BRL 15.3 million in Q2 2022. If we compare the first semesters of 2023 and 2022, our EBITDA evolved to positive BRL 39.2 million in 2023 from negative BRL 24.7 million in 2022 – an increase of BRL 63.9 million.  This stronger EBITDA result is mainly related to the expansion in Gross Profit and the execution of our savings plan initiated in July 2022, including the restructuring announced in November 2022 that led to a 5.7% drop in G&A expenses to BRL 37.3 million in Q2 2023 from BRL 39.6 million in the same period of 2022.

Cash Management

We ended June 2023 with a solid cash balance of BRL 142.6 million, an increase of 18.7% when compared to the same period of 2022, a direct result of our focus in cash preservation without jeopardizing our sustainable growth. The combination of stronger EBITDA and a stricter control of working capital was more than enough to pay for our capital expenditures and debt service, and has enabled us to pay down debt to solve Zenvia’s funding gap for 2023.

Platform for unified end-to-end customer experience

Reports Q2 2023 Results

FY 2023 Guidance

FY 2023 Guidance
Revenue (millions)	BRL $830 - $870
Y/Y Growth	9% - 15%
CPaaS Revenue	BRL $490-500
SaaS Revenue	BRL $340-370

Non-GAAP Gross Margin	42% - 45%
Y/Y Expansion	-2.0p.p. - +1.0p.p.
CPaaS Non-GAAP Gross Margin	~26%
SaaS Non-GAAP Gross Margin	~63%

EBITDA (millions)	BRL $70 - $90

Conference Call

The Company will host a webcast on Thursday, August 17, 2023, at 10:00 am ET to discuss its operational and financial metrics. To access the webcast presentation, click here.

Additional information regarding Zenvia can be found at https://investors.zenvia.com.

Contacts

Investor Relations Caio Figueiredo Fernando Schneider ir@zenvia.com	Media Relations – Grayling Lucia Domville – (646) 824-2856 – lucia.domville@grayling.com Fabiane Goldstein – (954) 625-4793 – fabiane.goldstein@grayling.com

Platform for unified end-to-end customer experience

Reports Q2 2023 Results

About ZENVIA

ZENVIA is driven by the purpose of empowering companies to create unique experiences for end-consumers through its unified CX SaaS end-to-end platform. ZENVIA empowers companies to transform their existing customer experience from non-scalable, physical and impersonal interactions into highly scalable, digital-first and hyper-contextualized experiences across the customer journey. ZENVIA’s unified end-to-end CX SaaS platform provides a combination of (i) SaaS focused on campaigns, sales teams, customer service and engagement, (ii) tools, such as software application programming interfaces, or APIs, chatbots, single customer views, journey designers, documents composer and authentication and (iii) channels, such as SMS, Voice, WhatsApp, Instagram and Webchat. Its comprehensive platform assists customers across multiple use cases, including marketing campaigns, customer acquisition, customer onboarding, warnings, customer services, fraud control, cross-selling and customer retention, among others. ZENVIA's shares are traded on Nasdaq, under the ticker ZENV.

Forward-Looking Statements

The preliminary second quarter and first semester operating results set forth above are based solely on currently available information, which is subject to change. These preliminary operating results constitute forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts, and projections, as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Zenvia’s control. Zenvia’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: our ability to innovate and respond to technological advances, changing market needs and customer demands, our ability to successfully acquire new businesses as customers, acquire customers in new industry verticals and appropriately manage international expansion, substantial and increasing competition in our market, compliance with applicable regulatory and legislative developments and regulations, the dependence of our business on our relationship with certain service providers, among other factors.

Our SaaS Portfolio

Zenvia has evolved its product portfolio organically and through acquisitions. Our platform now provides four SaaS solutions designed for each phase of the customer journey, starting with the first interaction with the brand all the way to a continuous relationship with the company. The SaaS segment carries higher Gross Margins and is the business from which most of our growth will come in the future. More than half of our margin already comes from our SaaS solutions, compared to three years ago when this percentage was zero.

Solution	Former	Focus
Zenvia Attraction	Zenvia Campaign	Active multi-channel end-customer acquisition campaigns utilizing data intelligence and multi-channel automation
Zenvia Conversion	Sirena	Converting leads into sales using multiple communication channels
Zenvia Service	Movidesk	Enabling companies to provide amazing customer service with structured support across multiple channels
Zenvia Success	Sensedata	Enabling companies to continuously engage customers based on their individual context, promoting healthy and long-lasting relationships, transforming data into insights
Consulting	D1	A Business Intelligence team that serves customer needs – mainly larger corporations - by using SaaS and CPaaS integrated and taylor-made solutions to enhance the end-consumer experience

Our SaaS solutions can be used alone or combined, allowing companies to start a program in a matter of minutes, or they can go all the way to a fully integrated, automated, and intelligent customer journey. We also provide CX Tools that can be used to integrate and automate the customer experience in various ways. Our main tools are Application Programming Interface (APIs), a robot-like software program that performs automated, repetitive, pre-defined tasks (Bots), Natural-language understanding (NLU) and tools that enable companies to manage documents securely and safely during the end-consumer journey (Docs). The Quantum platform connects all our solutions and tools with the client’s systems and processes. Companies can access our platform and start choosing from any solution or tool. As they go deeper into adopting multiple parts of the platform, we can break down all CX barriers and unlock the true potential for end customers.

Platform for unified end-to-end customer experience

Reports Q2 2023 Results

SELECTED FINANCIAL DATA

The following selected financial information are preliminary, unaudited and are based on management's initial review of operations for the second quarter and first half of 2023.

	Q2			H1
	2023	2022	Variation	2023	2022	Variation
	(non- audited)	(non- audited)		(non- audited)	(non -audited)
	(in thousands of R$)		(%)	(in thousands of R$)		(%)
Revenue	192,919	203,897	(5.4)%	371,966	401,478	(7.4)%
Cost of services	(121,783)	(137,849)	(11.7)%	(221,881)	(276,006)	(19.6)%
Gross Profit	71,136	66,048	7.7%	150,085	125,472	19.6%
Selling and marketing expenses	(24,807)	(30,771)	(19.4)%	(52,249)	(56,190)	(7.0)%
General and Administrative expenses	(37,348)	(39,607)	(5.7)%	(68,795)	(74,340)	(7.5)%
Research and development expenses	(11,109)	(15,883)	(30.1)%	(25,113)	(29,193)	(14.0)%
Allowance for credit losses	(3,379)	(1,957)	72.7%	(5,540)	(3,997)	38.6%
Other income and expenses, net	(451)	(11,826)	n/m	(536)	(19,984)	n/m
Operating loss	(5,958)	(33,996)	(82.5)%	(2,148)	(58,232)	(96.3)%
Financial expenses	(17,125)	(17,860)	(4.1)%	(35,849)	(31,478)	13.9%
Finance income	3,987	9,650	(58.7)%	6,612	21,550	(69.3)%
Financial expenses, net	(13,138)	(8,210)	60.0%	(29,237)	(9,928)	194.5%
Loss before income tax and social contribution	(19,096)	(42,206)	(54.8)%	(31,385)	(68,160)	(54.0)%
Deferred income tax and social contribution	7,793	10,936	(28.7)%	16,620	15,885	4.6%
Current income tax and social contribution	(2,788)	(703)	296.6%	(3,006)	(723)	315.8%
Loss for the period	(14,091)	(31,973)	(55.9)%	(17,771)	(52,998)	(66.5)%

Platform for unified end-to-end customer experience

Reports Q2 2023 Results

	June 30, 2022 (non-audited)	December 31, 2022 (audited)	June 30, 2023 (non-audited)
Assets
Current assets	309,142	313,184	393,953
Cash and cash equivalents	120,159	100,243	142,579
Financial Investment	-	8,160	-
Trade and other receivables	150,792	156,012	195,860
Tax assets	25,840	35,579	41,454
Prepayments	4,645	6,369	6,147
Other assets	7,706	6,821	7,913

Non-current assets	1,581,499	1,490,939	1,490,274
Tax assets	170	107	72
Prepayments	3,097	2,207	1,619
Financial Investment	7,509	-	-
Property, plant and equipment	21,733	19,590	15,979
Intangible assets and goodwill	1,532,490	1,377,232	1,364,090
Deferred Tax Assets	16,415	91,769	108,504
Other Assets	85	34	10

Total assets	1,890,641	1,804,123	1,884,227

Platform for unified end-to-end customer experience

Reports Q2 2023 Results

	June 30, 2022 (non-audited)	December 31, 2022 (audited)	June 30, 2023 (non-audited)
Liabilities
Current liabilities	418,165	476,337	701,513
Loans, borrowings and Debentures	68,906	89,541	92,545
Trade and other payables	182,319	264,728	409,277
Liabilities from acquisitions	100,791	60,778	122,106
Tax liabilities	15,307	17,046	19,187
Employee benefits	34,426	35,039	39,941
Lease liabilities	2,203	1,992	2,002
Deferred revenue	13,756	6,873	14,337
Taxes to be paid in installments	457	340	247
Derivative and Financial Instruments	-	-	1,871

Non-current liabilities	325,675	374,546	247,720
Liabilities from acquisitions	191,199	290,852	209,745
Trade and other payables	715	1,092	-
Loans, borrowings and Debentures	129,132	77,293	33,912
Lease liabilities	3,662	2,824	1,801
Provisions for tax, labor and civil risks	419	1,969	1,570
Taxes to be paid in installments	-	454	357
Employee Benefits	548	62	335

Equity	1,146,801	953,240	934,994
Capital	957,524	957,525	957,525
Reserves	258,149	244,913	247,118
Translation reserve	-	9,485	6,805
Accumulated losses	(68,540)	(258,587)	(276,484)
Non-controlling interests	(331)	(96)	30
Total equity and liabilities	1,890,641	1,804,123	1,884,227

Platform for unified end-to-end customer experience

Reports Q2 2023 Results

	Q2		H1
	2023 (non-audited)	2022 (non-audited)	2023	2022
	(in thousands of R$)
Net cash from (used in) operating activities	29,256	29,843	132,570	13,422
Net cash used in investing activities	(14,735)	(311,519)	(17,438)	(319,423)
Net cash from (used in) financing activities	(27,434)	959	(69,914)	(135,207)
Exchange rate change on cash and cash equivalents	(3,530)	9,279	(2,882)	(20,864)
Net (decrease) increase in cash and cash equivalents	(16,443)	(271,438)	42,336	(462,072)

Special Note Regarding Non-GAAP Financial Measures

This press release presents certain non-GAAP financial measures, which are not recognized under IFRS, specifically Non-GAAP Gross Profit, Non-GAAP Gross Margin, Non-GAAP Gross Profit for our SaaS business segment, Non-GAAP Gross Profit for our CPaaS business segment, Non-GAAP Gross Margin for our SaaS business segment, Non-GAAP Gross Margin for our CPaaS business segment, EBITDA, Normalized EBITDA and Non-GAAP Operating Cash Flow. A non-GAAP financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. Non-GAAP financial measures do not have standardized meanings and may not be directly comparable to similarly-titled measures adopted by other companies. These non-GAAP financial measures are used by our management for decision-making purposes and to assess our financial and operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. We also believe that the disclosure of our Non-GAAP Gross Profit, Non-GAAP Gross Margin, Non-GAAP Gross Profit for our SaaS business segment, Non-GAAP Gross Profit for our CPaaS business segment, Non-GAAP Gross Margin for our SaaS business segment, Non-GAAP Gross Margin for our CPaaS business segment, EBITDA, Normalized EBITDA and Non-GAAP Operating Cash Flow provides useful supplemental information to investors and financial analysts and other interested parties in their review of our operating performance. Potential investors should not rely on information not recognized under IFRS as a substitute for the IFRS measures of earnings, cash flows or profit (loss) in making an investment decision.

The following table shows the reconciliation for our Non-GAAP Gross Profit and Non-GAAP Gross Margin:

	Q2		H1
	2023 (non-audited)	2022 (non-audited)	2023 (non-audited)	2022 (non-audited)
	(in thousands of R$)

Gross Profit	71,136	66,048	150,085	125,472
(+) Amortization of intangible assets acquired from business combinations	12,850	10,969	26,361	18,377
Non-GAAP Gross Profit(1)	83,986	77,017	176,446	143,849
Revenue	192,919	203,897	371,966	401,478
Gross Margin(2)	36.9%	32.4%	40.3%	31.3%
Non-GAAP Gross Margin(3)	43.5%	37.8%	47.4%	35.8%

(1)  We calculate Non-GAAP Gross Profit as gross profit plus amortization of intangible assets acquired from business combinations.

(2)  We calculate gross margin as gross profit divided by revenue.

(3)  We calculate Non-GAAP Gross Margin as Non-GAAP Gross Profit divided by revenue.

Platform for unified end-to-end customer experience

Reports Q2 2023 Results

The following tables shows the reconciliation for the Non-GAAP Gross Profit and Non-GAAP Gross Margin for our SaaS and CPaaS business segments:

SaaS Segment	2023 (non-audited)	2022 (non-audited)	2023 (non-audited)	2022 (non-audited)
	(in thousands of R$)

Gross Profit	29,144	30,320	62,060	52,560
(+) Amortization of intangible assets acquired from business combinations	12,850	10,969	26,361	18,377
Non-GAAP Gross Profit(1)	41,994	41,289	88,421	70,937
Revenue	67,409	64,270	136,049	114,786
Gross Margin(2)	43.2%	47.2%	45.6%	45.8%
Non-GAAP Gross Margin(3)	62.3%	64.2%	65.0%	61.8%

(1)	We calculate Non-GAAP Gross Profit for our SaaS business segment as gross profit for our SaaS business segment plus amortization of intangible assets acquired from business combinations for our SaaS business segment.

(2)	We calculate gross margin for our SaaS business segment as gross profit for our Saas business segment divided by revenue of our SaaS business segment.
(3)	We calculate Non-GAAP Gross Margin for SaaS business segment as Non-GAAP Gross Profit for our SaaS business segment divided by revenue for our SaaS business segment.

CPaaS Segment	2023 (non-audited)	2022 (non-audited)	2023 (non-audited)	2022 (non-audited)
	(in thousands of R$)

Gross Profit	41,991	35,732	88,025	72,912
(+) Amortization of intangible assets acquired from business combinations	-	-	-	-
Non-GAAP Gross Profit(1)	41,991	35,732	88,025	72,912
Revenue	125,508	139,628	235,917	286,692
Gross Margin(3)	33.5%	25.6%	37.3%	25.4%
Non-GAAP Gross Margin(4)	33.5%	25.6%	37.3%	25.4%

(1)	We calculate Non-GAAP Gross Profit for our CPaaS business segment as gross profit for our CPaaS business segment plus amortization of intangible assets acquired from business combinations for our CPaaS business segment.

(2)	We calculate gross margin for our CPaaS business segment as gross profit for our CPaaS business segment divided by revenue of our CPaaS business segment.
(3)	We calculate Non-GAAP Gross Margin for CPaaS business segment as Non-GAAP Gross Profit for our CPaaS business segment divided by revenue for our CPaaS business segment.

Platform for unified end-to-end customer experience

Reports Q2 2023 Results

The following table shows the reconciliation for our EBITDA and Normalized EBITDA:

	Q2		H1
	2023 (non-audited)	2022 (non-audited)	2023 (non-audited)	2022 (non-audited)
	(in thousands of R$)
Loss for the period	(14,093)	(31,973)	(17,771)	(52,998)
(+) Current and Deferred Income Tax	(5,005)	(10,233)	(13,614)	(15,162)
(+) Financial expenses, net	13,138	8,210	29,237	9,928
(+) Depreciation and Amortization	21,181	18,725	41,318	33,489
EBITDA(1)	15,227	(15,271)	39,170	(24,743)
Earn-outs	0	13,423	0	15,290
Normalized EBITDA	15,227	(1,848)	39,170	(9,453)

(1)	We calculate EBITDA as loss for the period adjusted by income tax and social contribution (current and deferred), financial expenses, net and depreciation.
(2)	We calculate Normalized EBITDA as loss for the period adjusted by income tax and social contribution (current and deferred), financial expenses, net and depreciation and amortization plus non-cash impacts from earn-out adjustments.

The following table shows the reconciliation for our Non-GAAP Operating Cash Flow:

	Q2 2023	Q2 2022	H1 2023	H1 2022
Net cash flow from (used in) operating activities	32,758	29,843	132,570	13,422
(-) Interest paid on loans and leases (paying interest and leases)	5,200	6,682	11,560	14,383
(-) Net cash used in investment activities	(14,735)	(311,668)	(17,438)	(319,423)
(-) Redemption of interest earning bank deposits	0	0	(8,160)	0
(-) Acquisition of subsidiary, net of cash acquired	0	300,075	0	300,075
Non-GaaP Operating Cash Flow (OCF)	23,223	24,932	118,532	8,457

(1)   We believe that Non-GAAP Operating Cash Flow is a good index to measure operational cash generation.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 16, 2023

Zenvia Inc.

By:	/s/ Cassio Bobsin
Name: Cassio Bobsin
Title: Chief Executive Officer